Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FOURTH QUARTER

AND FULL YEAR 2019

February 20, 2020

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation adjusted results	page 10
Outlook 2020	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

February 20, 2020

Statement of earnings

	Three months ended December 31				Twelve months ended December 31
in € million, except share data	2019	2018	Change	Change at cc	2019	2018	Change	Change at cc
Health Care Services	3,607	3,413	5.7%	3.5%	13,872	13,264	4.6%	0.8%
Health Care Products	973	887	9.6%	8.1%	3,605	3,283	9.8%	8.0%
Total revenue	4,580	4,300	6.5%	4.4%	17,477	16,547	5.6%	2.2%

Costs of revenue	3,126	2,920	7.1%	5.1%	12,081	11,392	6.0%	2.7%
Gross profit	1,454	1,380	5.3%	3.0%	5,396	5,155	4.7%	1.1%
Selling, general and administrative	815	733	10.9%	8.1%	3,061	2,885	6.1%	2.9%
(Gain) loss related to divestitures of Care Coordination activities	(15)	21	n.a.	n.a.	(29)	(809)	(96.4)%	(96.6)%
Research and development	49	34	44.9%	42.7%	168	114	47.3%	44.0%
Income from equity method investees	(11)	(21)	(49.3)%	(49.6)%	(74)	(73)	0.5%	0.1%
Operating income	616	613	0.5%	(2.1)%	2,270	3,038	(25.3)%	(28.2)%
Operating income margin in %	13.5%	14.3%			13.0%	18.4%

Interest income	(15)	(116)	(87.2)%	(86.9)%	(62)	(147)	(58.2)%	(58.5)%
Interest expense	117	174	(32.5)%	(33.6)%	491	448	9.5%	5.8%
Interest expense, net	102	58	78.3%	74.4%	429	301	42.6%	37.4%
Income before taxes	514	555	(7.5)%	(10.0)%	1,841	2,737	(32.8)%	(35.5)%
Income tax expense	109	63	72.5%	68.3%	402	511	(21.4)%	(24.4)%
Net income	405	492	(17.8)%	(20.0)%	1,439	2,226	(35.4)%	(38.0)%
Net income attributable to noncontrolling interests	62	67	(8.0)%	(10.9)%	239	244	(2.0)%	(6.9)%
Net income attributable to shareholders of FMC-AG & Co. KGaA	343	425	(19.4)%	(21.5)%	1,200	1,982	(39.5)%	(41.8)%

Operating income	616	613	0.5%	(2.1)%	2,270	3,038	(25.3)%	(28.2)%
Depreciation, amortization and impairment loss	435	256	70.0%	65.8%	1,593	789	101.8%	94.4%
EBITDA	1,051	869	21.0%	17.9%	3,863	3,827	0.9%	-2.9%
EBITDA margin in %	22.9%	20.2%			22.1%	23.1%

Weighted average number of shares	299,304,206	306,858,573			302,691,397	306,541,706

Basic earnings per share	$1.14	$1.38	(17.3)%	(19.5)%	$3.96	$6.47	(38.7)%	(41.1)%
Basic earnings per ADS	$0.57	$0.69	(17.3)%	(19.5)%	$1.98	$3.23	(38.7)%	(41.1)%

Segment information

	Three months ended December 31				Twelve months ended December 31
	2019	2018	Change	Change at cc	2019	2018	Change	Change at cc
Total
Revenue in € million	4,580	4,300	6.5%	4.4%	17,477	16,547	5.6%	2.2%
Operating income in € million	616	613	0.5%	(2.1)%	2,270	3,038	(25.3)%	(28.2)%
Operating income margin in %	13.5%	14.3%			13.0%	18.4%
Delivered Operating Income in € million	554	546	1.6%	(1.0)%	2,031	2,794	(27.3)%	(30.1)%
Days sales outstanding (DSO)					73	75
Employees (full-time equivalents)					120,659	112,658

North America
Revenue in € million	3,174	2,981	6.5%	3.1%	12,195	11,570	5.4%	(0.1)%
Operating income in € million	515	492	4.8%	1.6%	1,794	2,665	(32.7)%	(35.8)%
Operating income margin in %	16.2%	16.5%			14.7%	23.0%
Delivered Operating Income in € million	456	428	6.5%	3.3%	1,569	2,434	(35.6)%	(38.5)%
Days sales outstanding (DSO)					58	60

U.S.
Revenue per dialysis treatment in US$	349	358	(2.7)%	n.a.	352	354	(0.5)%	n.a.
Cost per dialysis treatment in US$ (1)	292	288	1.6%	n.a.	296	289	2.3%	n.a.

EMEA
Revenue in € million	709	679	4.5%	3.7%	2,693	2,587	4.1%	4.2%
Operating income in € million	114	97	16.9%	17.3%	448	399	12.4%	12.7%
Operating income margin in %	16.1%	14.4%			16.6%	15.4%
Delivered Operating Income in € million	113	97	17.6%	18.0%	443	395	12.3%	12.6%
Days sales outstanding (DSO)					96	98

Asia-Pacific
Revenue in € million	499	454	9.8%	6.6%	1,859	1,689	10.0%	7.1%
Operating income in € million	75	86	(12.9)%	(14.4)%	329	304	8.2%	5.8%
Operating income margin in %	15.0%	18.8%			17.7%	18.0%
Delivered Operating Income in € million	73	83	(12.4)%	(13.9)%	321	295	8.7%	6.4%
Days sales outstanding (DSO)					113	116

Latin America
Revenue in € million	193	182	6.3%	23.6%	709	686	3.3%	20.9%
Operating income in € million	15	5	189.1%	200.6%	43	29	47.4%	35.2%
Operating income margin in %	7.6%	2.8%			6.0%	4.2%
Delivered Operating Income in € million	15	5	194.1%	205.8%	42	29	47.3%	35.0%
Days sales outstanding (DSO)					127	119

Corporate
Revenue in € million	5	4	31.5%	31.4%	21	15	36.7%	36.5%
Operating income in € million	(103)	(67)	52.8%	52.3%	(344)	(359)	(4.1)%	(5.0)%
Delivered Operating Income in € million	(103)	(67)	52.9%	52.4%	(344)	(359)	(4.1)%	(4.9)%

(1) 2019 excluding the effects from the implementation of IFRS 16.

Balance sheet

	December 31	December 31	December 31
in € million, except net leverage ratio	2019	2019	2018
Assets
Current assets	7,165		7,847
Goodwill and intangible assets	15,444		12,891
Right of use assets	4,325		—
Other non-current assets	6,001		5,504
Total assets	32,935		26,242

Liabilities and equity
Current liabilities	7,007		6,268
Non-current liabilities	12,701		7,072
Total equity	13,227		12,902
Total liabilities and equity	32,935		26,242

Equity/assets ratio	40%		49%

		excluding IFRS 16
		implementation
Debt and lease liabilities
Short-term debt	1,150	1,150	1,205
Short-term debt from related parties	22	22	189
Current portion of long-term debt	1,447	1,435	1,107
Current portion of long-term lease liabilities	622	—	—
Current portion of long-term lease liabilities from related parties	17	—	—
Long-term debt, less current portion	6,458	6,378	5,045
Long-term lease liabilities, less current portion	3,960	—	—
Long-term lease liabilities from related parties, less current portion	106	—	—
Total debt and lease liabilities	13,782	8,985	7,546
Minus: Cash and cash equivalents	(1,008)	(1,008)	(2,146)
Total net debt and lease liabilities	12,774	7,977	5,400

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,439	1,509	2,226
Income tax expense	402	429	511
Interest income	(62)	(62)	(147)
Interest expense	491	319	448
Depreciation and amortization	1,553	854	725
Adjustments (1)	110	110	(722)
Adjusted EBITDA	3,933	3,159	3,041

Net leverage ratio	3.2	2.5	1.8

(1) Acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2019: -€71 M; 2018: -€23 M), non-cash charges, primarily related to pension expense (2019: €46 M; 2018: €45 M), impairment loss (2019: €40 M; 2018: €65 M), (gain) loss related to divestitures of Care Coordination activities with a sales price above €50 M (2018: -€809 M) and NxStage related transaction costs (2019: €95 M).

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in € million	2019	2018	2019	2018
Operating activities
Net income	405	492	1,439	2,226
Depreciation / amortization / impairment loss	435	256	1,593	789
Change in working capital and other non-cash items	(69)	(50)	(465)	(953)
Net cash provided by (used in) operating activities	771	698	2,567	2,062
In percent of revenue	16.8%	16.2%	14.7%	12.5%

Investing activities
Purchases of property, plant and equipment	(337)	(325)	(1,125)	(1,057)
Proceeds from sale of property, plant and equipment	0	24	12	54
Capital expenditures, net	(337)	(301)	(1,113)	(1,003)

Free cash flow	434	397	1,454	1,059
In percent of revenue	9.5%	9.2%	8.3%	6.4%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(208)	(117)	(2,233)	(925)
Proceeds from divestitures	4	16	60	1,683
Acquisitions and investments, net of divestitures	(204)	(101)	(2,173)	758
Free cash flow after investing activities	230	296	(719)	1,817

Revenue development

						Same
						market
				Change	Organic	treatment
in € million	2019	2018	Change	at cc	growth	growth(1)

Three months ended December 31
Total revenue	4,580	4,300	6.5%	4.4%	5.2%
Health Care Services	3,607	3,413	5.7%	3.5%	5.4%	3.4%
Thereof Dialysis Care revenue	3,214	3,062	5.0%	2.9%	5.1%	3.4%
Thereof Care Coordination revenue	393	351	11.9%	8.3%	8.2%
Health Care Products	973	887	9.6%	8.1%	4.5%

North America	3,174	2,981	6.5%	3.1%	4.5%
Health Care Services	2,893	2,746	5.3%	2.0%	4.6%	3.4	%(2)
Thereof Dialysis Care revenue	2,568	2,455	4.6%	1.3%	4.2%	3.4	%(2)
Thereof Care Coordination revenue	325	291	11.5%	7.8%	8.5%
Health Care Products	281	235	19.7%	15.8%	3.7%

EMEA	709	679	4.5%	3.7%	3.5%
Health Care Services	352	331	6.4%	5.4%	5.2%	2.7%
Health Care Products	357	348	2.7%	2.1%	2.0%
Thereof Dialysis Products	337	330	2.3%	1.7%	1.5%
Thereof Non-Dialysis Products	20	18	9.3%	9.3%	9.3%

Asia-Pacific	499	454	9.8%	6.6%	6.3%
Health Care Services	230	207	11.2%	6.8%	6.4%	7.3%
Thereof Dialysis Care revenue	162	147	10.3%	5.3%	6.2%	7.3%
Thereof Care Coordination revenue	68	60	13.4%	10.5%	6.7%
Health Care Products	269	247	8.6%	6.4%	6.3%

Latin America	193	182	6.3%	23.6%	19.0%
Health Care Services	132	129	3.1%	25.1%	20.7%	3.6%
Health Care Products	61	53	14.0%	19.9%	15.0%

Corporate	5	4	31.5%	31.4%

Twelve months ended December 31
Total revenue	17,477	16,547	5.6%	2.2%	5.2%
Health Care Services	13,872	13,264	4.6%	0.8%	5.2%	3.5%
Thereof Dialysis Care revenue	12,447	11,420	9.0%	5.2%	5.7%	3.5%
Thereof Care Coordination revenue	1,425	1,844	(22.7)%	(26.3)%	0.4%
Health Care Products	3,605	3,283	9.8%	8.0%	5.1%

North America	12,195	11,570	5.4%	(0.1)%	4.4%	3.7	%(2)
Health Care Services	11,157	10,725	4.0%	(1.4)%	4.3%
Thereof Dialysis Care revenue	9,973	9,089	9.7%	4.0%	5.0%	3.7	%(2)
Thereof Care Coordination revenue	1,184	1,636	(27.6)%	(31.4)%	(1.0)%
Health Care Products	1,038	845	22.9%	16.5%	5.8%

EMEA	2,693	2,587	4.1%	4.2%	3.8%
Health Care Services	1,354	1,274	6.3%	6.5%	5.6%	3.4%
Health Care Products	1,339	1,313	2.0%	2.0%	2.2%
Thereof Dialysis Products	1,263	1,239	2.0%	2.0%	2.2%
Thereof Non-Dialysis Products	76	74	2.8%	2.8%	2.8%

Asia-Pacific	1,859	1,689	10.0%	7.1%	7.0%
Health Care Services	862	776	11.1%	6.7%	6.3%	7.1%
Thereof Dialysis Care revenue	621	568	9.3%	4.3%	6.0%	7.1%
Thereof Care Coordination revenue	241	208	15.9%	13.3%	7.2%
Health Care Products	997	913	9.1%	7.5%	7.5%

Latin America	709	686	3.3%	20.9%	17.3%
Health Care Services	499	489	2.0%	24.6%	20.5%	2.4%
Health Care Products	210	197	6.5%	11.6%	9.6%

Corporate	21	15	36.7%	36.5%

(1)                                 same market treatment growth = organic growth less price effects

(2)                                 U.S. (excl. Mexico), same market treatment growth North America: 3.0% for the three months and 3.3% for the twelve months ended December 31, 2019

Key metrics North America segment

	Three months ended December 31				Twelve months ended December 31
	2019	2018	Change	Change at cc	2019	2018	Change	Change at cc
Dialysis
Revenue in € million	2,849	2,690	5.9%	2.5%	11,011	9,934	10.8%	5.1%
Operating income in € million	476	498	(4.3)%	(7.2)%	1,737	1,752	(0.9)%	(5.5)%
Operating income margin in %	16.7%	18.5%			15.8%	17.6%
Delivered Operating Income in € million	424	437	(2.9)%	(5.8)%	1,532	1,540	(0.6)%	(5.1)%

Care Coordination
Revenue in € million	325	291	11.5%	7.8%	1,184	1,636	(27.6)%	(31.4)%
Operating income in € million	39	(6)	n.a.	n.a.	57	913	(93.7)%	(94.0)%
Operating income margin in %	12.1%	(2.0)%			4.8%	55.8%
Delivered Operating Income in € million	32	(9)	n.a.	n.a.	37	894	(95.9)%	(96.1)%

Key metrics Dialysis Care Services

	Twelve months ended December 31, 2019
	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,994	2%	123	345,096	4%	52,148,107	4%

North America	2,579	2%	74	211,064	3%	32,138,448	4%
EMEA	781	1%	23	66,217	2%	10,042,109	3%
Asia-Pacific	400	2%	23	33,005	5%	4,579,220	5%
Latin America	234	2%	3	34,810	6%	5,388,330	6%

Key metrics Care Coordination

	Twelve months ended December 31
	2019	2018	Change	Change at cc
North America
Member months under medical cost management(1)	645,273	639,329	0.9%
Medical cost under management (in € million)(1)	4,226	4,196	0.7%	(4.5)%
Care Coordination patient encounters(1)	1,004,250	4,407,598	(77.2)%

(1) Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Quality data(1)

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Kt/v > 1.2	97	97	94	95	91	91	95	96
Hemoglobin = 10-12 g/dl	71	72	82	82	50	53	56	58
Calcium = 8.4-10.2 mg/dl	81	86	79	81	76	75	74	74
Albumin > 3.5 g/dl(1)	81	81	89	90	91	90	87	89
Phosphate < 5.5 mg/dl	60	62	80	81	76	75	63	67
Patients without catheter (after 90 days)	81	83	78	79	79	80	83	86
in days
Days in hospital per patient year	10.3	10.8	7.5	7.8	4.3	4.2	2.6	3.3

(1) Definitions cf. Annual Report 2018, Section “Non-Financial Group Report”

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended		Twelve months ended
	December 31		December 31
in € million	2019	2018	2019	2018
Delivered Operating Income reconciliation
Total
Operating income	616	613	2,270	3,038
less noncontrolling interests	(62)	(67)	(239)	(244)
Delivered Operating Income	554	546	2,031	2,794

North America
Operating income	515	492	1,794	2,665
less noncontrolling interests	(59)	(64)	(225)	(231)
Delivered Operating Income	456	428	1,569	2,434

Dialysis
Operating income	476	498	1,737	1,752
less noncontrolling interests	(52)	(61)	(205)	(212)
Delivered Operating Income	424	437	1,532	1,540

Care Coordination
Operating income	39	(6)	57	913
less noncontrolling interests	(7)	(3)	(20)	(19)
Delivered Operating Income	32	(9)	37	894

EMEA
Operating income	114	97	448	399
less noncontrolling interests	(1)	0	(5)	(4)
Delivered Operating Income	113	97	443	395

Asia-Pacific
Operating income	75	86	329	304
less noncontrolling interests	(2)	(3)	(8)	(9)
Delivered Operating Income	73	83	321	295

Dialysis
Operating income	65	73	300	270
less noncontrolling interests	(2)	(3)	(7)	(7)
Delivered Operating Income	63	70	293	263

Care Coordination
Operating income	10	13	29	34
less noncontrolling interests	0	0	(1)	(2)
Delivered Operating Income	10	13	28	32

Latin America
Operating income	15	5	43	29
less noncontrolling interests	0	0	(1)	0
Delivered Operating Income	15	5	42	29

Corporate
Operating income	(103)	(67)	(344)	(359)
less noncontrolling interests	0	0	0	0
Delivered Operating Income	(103)	(67)	(344)	(359)

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in

 € million, except share data

						(Gain) loss related				(Gain) loss related				Change
					Cost	to divestitures of	Results			to divestitures of	FCPA	Results	Change	(adjusted
	Results	IFRS 16	NxStage	NxStage	optimization	Care Coordination	2019	Results		Care Coordination	related	2018	(adjusted	results)
	2019	Implementation	operations	costs	costs	activities	adjusted	2018	Sound H1(1)	activities	charge	adjusted	results)	at cc
Three months ended December 31
Total revenue	4,580	40	(74)				4,546	4,300	(6)			4,294	5.9%	3.8%
Health Care Services	3,607		(1)				3,606	3,413	(6)			3,407	5.9%	3.6%
Health Care Products	973	40	(73)				940	887				887	5.9%	4.5%
North America	3,174	40	(74)				3,140	2,981	(6)			2,975	5.5%	2.1%
Health Care Services	2,893		(1)				2,892	2,746	(6)			2,740	5.5%	2.1%
Thereof Dialysis Care	2,568		(1)				2,567	2,455				2,455	4.5%	1.2%
Thereof Care Coordination	325						325	291	(6)			285	13.8%	10.0%
Health Care Products	281	40	(73)				248	235				235	5.7%	2.1%

EBITDA	1,051	(191)	(25)	2	41	(15)	863	869	0	21	2	892	(3.2)%	(5.7)%

Total operating income	616	(8)	0	2	60	(15)	655	613	0	21	2	636	2.9%	0.1%
North America	515	(5)	1	2	54	(15)	552	492	0	21		513	7.7%	4.2%
Dialysis	476	(2)	1	2	54		531	498				498	6.6%	3.2%
Care Coordination	39	(3)				(15)	21	(6)	0	21		15	44.8%	37.2%
EMEA	114	(2)			2		114	97				97	17.3%	17.7%
Asia-Pacific	75	0			4		79	86				86	(7.9)%	(9.6)%
Dialysis	65	0			4		69	73				73	(4.6)%	(6.2)%
Care Coordination	10	0					10	13				13	(26.2)%	(28.6)%
Latin America	15	(1)					14	5				5	178.3%	188.9%
Corporate	(103)	0	(1)		0		(104)	(67)			2	(65)	62.0%	61.4%

Interest expense, net	102	(44)	(20)				38	58				58	(34.9)%	(35.9)%

Income tax expense	109	11	5	1	16	5	147	63	0	4	49	116	26.1%	22.7%

Net income attributable to noncontrolling interests	62						62	67	0			67	(8.0)%	(10.9)%

Net income(2)	343	25	15	1	44	(20)	408	425	0	17	(47)	395	3.5%	0.5%

Basic earnings per share	€1.14	€0.08	€0.05	€0.01	€0.15	€(0.07)	€1.36	€1.38	€0.00	€0.06	€(0.15)	€1.29	6.1%	3.0%

Twelve months ended December 31
Total revenue	17,477	115	(263)				17,329	16,547				16,026	8.1%	4.7%
Health Care Services	13,872		(12)				13,860	13,264	(521)			12,743	8.8%	4.8%
Health Care Products	3,605	115	(251)				3,469	3,283				3,283	5.7%	4.1%
North America	12,195	115	(263)				12,047	11,570	(521)			11,049	9.0%	3.4%
Health Care Services	11,157		(12)				11,145	10,725	(521)			10,204	9.2%	3.5%
Thereof Dialysis Care	9,973		(12)				9,961	9,089				9,089	9.6%	3.9%
Thereof Care Coordination	1,184						1,184	1,636	(521)			1,115	6.2%	0.7%
Health Care Products	1,038	115	(251)				902	845				845	6.9%	1.3%

EBITDA	3,863	(774)	(57)	24	55	(29)	3,082	3,827	(23)	(809)	77	3,072	0.3%	(3.4)%

Total operating income	2,270	(75)	15	24	91	(29)	2,296	3,038	(14)	(809)	77	2,292	0.2%	(3.8)%
North America	1,794	(59)	19	24	83	(29)	1,832	2,665	(14)	(809)		1,842	(0.5)%	(5.2)%
Dialysis	1,737	(51)	19	24	83		1,812	1,752				1,752	3.4%	(1.4)%
Care Coordination	57	(8)				(29)	20	913	(14)	(809)		90	(77.6)%	(78.8)%
EMEA	448	(5)			4		447	399				399	12.2%	12.5%
Asia-Pacific	329	(4)			4		329	304				304	8.2%	5.7%
Dialysis	300	(3)			4		301	270				270	11.5%	8.8%
Care Coordination	29	(1)					28	34				34	(18.4)%	(19.1)%
Latin America	43	(3)					40	29				29	37.4%	24.2%
Corporate	(344)	(4)	(4)		0		(352)	(359)			77	(282)	25.0%	23.8%

Interest expense, net	429	(172)	(71)				186	301	(21)			280	(33.4)%	(35.5)%

Income tax expense	402	27	23	6	24	20	502	511	3	(136)	49	427	17.6%	13.0%

Net income attributable to noncontrolling interests	239						239	244	0			244	(2.2)%	(7.1)%

Net income(2)	1,200	70	63	18	67	(49)	1,369	1,982	4	(673)	28	1,341	2.1%	(2.0)%
Basic earnings per share	€3.96	€0.23	€0.21	€0.06	€0.22	€(0.16)	€4.52	€6.47	€0.01	€(2.20)	€0.09	€4.37	3.4%	(0.7)%

(1) Contribution of Sound Physicians

(2) Attributable to shareholders of FMC-AG & Co. KGaA

Outlook 2020

	Results 2019	Outlook 2020 (at constant currency)
Revenue(1)	€17,477 M	mid to high single digit growth rate
Operating income(1)	€2,356 M	mid to high single digit growth rate
Delivered Operating Income(1)	€2,117 M	mid to high single digit growth rate
Net income(1),(2)	€1,236 M	mid to high single digit growth rate
Basic earnings per share growth(1),(2) at constant currency	—	assessed based on expected development of net income and sharesoutstanding
Capital expenditures	€1.1 BN	€1.1 - €1.3 BN
Acquisitions and investments(3)	€2.2 BN	€0.5 - €0.7 BN
Net cash provided by (used in) operating activities in % of revenue	14.7%	> 12.5%
Free cash flow in % of revenue	8.3%	> 5%
Net leverage ratio	3.2	< 3.5
ROIC	6.1%	> 6.0%
Dividend per share(4)	€1.20	assessed based on expected development of net income and shares outstanding
Employees(5)	120,659	> 124,000
Research and development expenses	€168 M	€210 - €230 M

(1)    Outlook 2020 excl. special items. Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. Growth rates are based on the adjusted results 2019 including the effects of the operations of the NxStage acquisition and the IFRS 16 implementation.

(2)    Net income attributable to shareholders of FMC-AG & Co. KGaA.

(3)    Excluding investments in debt securities.

(4)    Results 2019: proposal to be approved by the Annual General Meeting on May 19, 2020.

(5)    Full-time equivalents.